                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                        WESTIN HOTELS LIMITED PARTNERSHIP
                         a Delaware Limited Partnership
                            (Name of Subject Company)
                              KALMIA INVESTORS, LLC
                      a Delaware limited liability company
                               ARLEN CAPITAL, LLC
                     a California limited liability company
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (CUSIP Number of Class of Securities)

                               Arlen Capital, LLC
                             Don Augustine, Manager
                       1650 Hotel Circle North - Suite 200
                           San Diego, California 92108
                                 (619) 686-2002
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:

                             Peter R. Pancione, Esq.
                         Gipson Hoffman & Pancione, P.C.
                       1901 Avenue of the Stars - Suite 1100
                            Los Angeles, California 90067
                            Telephone: (310) 556-4660
                            Facsimile: (310) 556-8945
                            -------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
                   TRANSACTION VALUATION*               AMOUNT OF FILING FEE
                         $4,900,000                           $980.00
--------------------------------------------------------------------------------

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 4,900 UNITS OF LIMITED PARTNERSHIP INTERESTS ("UNITS") AT $1,000 PER UNIT IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS ASSUMED TO BE PURCHASED.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

         AMOUNT PREVIOUSLY PAID:     $980                     FILING PARTY:   KALMIA INVESTORS, LLC; ARLEN CAPITAL, LLC
         FORM OR REGISTRATION NO.:   SCHEDULE 14D-1           DATE FILED:     FEBRUARY 1, 1999

========================================================================================================================

-------------------                                                  -----------
CUSIP NO. 960377109                                                  Page 2 of 8
-------------------                                                  -----------

================================================================================

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Kalmia Investors, LLC -- IRS Identification # 41-1848556
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                        (a)      / /
                                                                    (b)      / /
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Sources of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(e) or 2(f)                                                       / /
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Delaware
--------------------------------------------------------------------------------
   7.     Aggregate Amount Beneficially Owned By Each Reporting Person

          8,475 Units
--------------------------------------------------------------------------------
   8.     Check if the Aggregate in Row (7) Excludes Certain Units
          (See Instructions)                                                 / /
--------------------------------------------------------------------------------
   9.     Percent of Class Represented by Amount in Row (7)

          Approximately 6.25%
--------------------------------------------------------------------------------
  10.     Type of Reporting Persons (See Instructions)

          OO
================================================================================

-------------------                                            -----------------
CUSIP NO. 960377109                                            Page 3 of 8 Pages
-------------------                                            -----------------

================================================================================

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Arlen Capital, LLC -- IRS Identification # 33-0713478
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                        (a)      / /
                                                                    (b)      / /
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Sources of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(e) or 2(f)                                                       / /
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of California
--------------------------------------------------------------------------------
   7.     Aggregate Amount Beneficially Owned By Each Reporting Person

          8,475 Units
--------------------------------------------------------------------------------
   8.     Check if the Aggregate in Row (7) Excludes Certain Units
          (See Instructions)                                                 / /
--------------------------------------------------------------------------------
   9.     Percent of Class Represented by Amount in Row (7)

          Approximately 6.25%
--------------------------------------------------------------------------------
  10.     Type of Reporting Persons (See Instructions)

          CO
================================================================================

                        AMENDMENT NO. 1 TO SCHEDULE 14D-1

         This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1, filed by Kalmia Investors, LLC, a Delaware Limited Liability Company (the "Purchaser") with the Securities and Exchange Commission on February 1, 1999 relating to the Tender Offer by the Purchaser to purchase up to 4,900 units of limited partnership interests ("Units") of Westin Hotels Limited Partnership, a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated February 1, 1999, and the related Agreement of Sale, to include the information set forth below. Terms not otherwise set forth below shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

         ITEM 10.          ADDITIONAL INFORMATION

         Item 10(f) is hereby amended and supplemented with the following information:

                  "The Offer has been extended and is now scheduled to expire at 12:00 midnight, Eastern Time on March 26, 1999, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open. As of the close of business on February 26, 1999, 772 Units (.57%) have been tendered to Purchaser and not withdrawn. All of the other terms and conditions of the Offer remain in full force and effect."

         ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS

         (a)(5)            Publication of Notice of Extension.

         (a)(6)            Press Release.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        March 2, 1999                 KALMIA INVESTORS, LLC

                                            By:      Arlen Capital, LLC
                                                     its Manager


                                            By:       /s/ Don Augustine
                                                    ------------------------
                                                     Don Augustine, Manager


                                            ARLEN CAPITAL, LLC


                                            By:       /s/ Don Augustine
                                                    ------------------------
                                                     Don Augustine, Manager

                                  EXHIBIT INDEX



                                                                    Sequential
Exhibit No.                               Description               Page Number
-----------                               -----------               -----------
(a)(5)              Publication of Notice of Extension.                  7
(a)(6)              Press Release.                                       8